                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  AMENDMENT TO
                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                 NOVACARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   669930 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940

 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 27, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                 (Page 1 of 5)

-----------------------------                                                                  -------------------------------
     CUSIP No. 669930 10 9                                      13D                                  Page 2 of 5 Pages
-----------------------------                                                                  -------------------------------

      NAMES OF REPORTING PERSONS
   1  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



      LDN Stuyvie Partnership
      73-1526937

------------------------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                                                          (a) [ ]


                                                                                                          (b) [ ]
------------------------------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY






------------------------------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                                                                                                              00



------------------------------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]





------------------------------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                                                                   Oklahoma



------------------------------------------------------------------------------------------------------------------------------

                          7  SOLE VOTING POWER


                                                                                                                  11,046,955

                     ---------------------------------------------------------------------------------------------------------
                          8  SHARED VOTING POWER
 NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY           ---------------------------------------------------------------------------------------------------------
    EACH                  9  SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                                                                                                                  11,046,955

                     ---------------------------------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER



------------------------------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                  11,046,955

------------------------------------------------------------------------------------------------------------------------------


  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]

------------------------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                                                                       17.4%

------------------------------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*


                                                                                                                         PN

------------------------------------------------------------------------------------------------------------------------------


                                 (Page 2 of 5)

---------------------------------------                                                        -------------------------------
      CUSIP No. 669930 10 9                                      13D                                  Page 3 of 5 Pages
---------------------------------------                                                        -------------------------------


------------------------------------------------------------------------------------------------------------------------------
       NAMES OF REPORTING PERSONS

    1  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



       Stuyvesant Pierrepont Comfort

------------------------------------------------------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                           (a) [ ]


                                                                                                           (b) [ ]

------------------------------------------------------------------------------------------------------------------------------
    3  SEC USE ONLY






------------------------------------------------------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*



                                                                                                               OO

------------------------------------------------------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]





------------------------------------------------------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                                                United States of America

------------------------------------------------------------------------------------------------------------------------------
                          7  SOLE VOTING POWER


                                                                                                                  11,046,955

 NUMBER OF             -------------------------------------------------------------------------------------------------------
   SHARES                 8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
PERSON WITH            -------------------------------------------------------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER


                                                                                                                  11,046,955

                       -------------------------------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER





------------------------------------------------------------------------------------------------------------------------------

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                                                                  11,046,955

------------------------------------------------------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]



------------------------------------------------------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)




                                                                                                                        17.4%
------------------------------------------------------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*



                                                                                                                          IN

------------------------------------------------------------------------------------------------------------------------------


                                 (Page 3 of 5)

         Item 3.   Source and Amount of Funds or Other Consideration.
         ------------------------------------------------------------

                           The Reporting Persons acquired beneficial ownership of 2,586,500 shares of the securities that are the subject of this filing (the "Subject Securities") from the Partnership's limited partners on September 15, 1999, in exchange for limited partnership interests of the Partnership. The Reporting Persons acquired beneficial ownership of the remaining Subject Securities (8,460,455 shares) through open market purchases in the ordinary course of business with a portion ($3,938,626.97) of the proceeds of cash contributions to the Partnership by its partners.


         Item 5.  Interest in Securities of the Issuer:
         ----------------------------------------------

                           (a)-(b) The Reporting Persons beneficially own 11,046,955 shares of Common Stock, representing approximately 17.4% of the outstanding shares of such class as to which they have sole voting power and dispositive power. Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

                           (c) The Reporting Persons acquired 2,586,500 shares of Common Stock from the Partnership's limited partners on September 15, 1999, in exchange for limited partnership interests of the Partnership. The Reporting Persons acquired beneficial ownership of 8,460,455 shares of Common Stock through open market purchases in the ordinary course of business with a portion ($3,938,626.97 million) of the proceeds of cash contributions to the Partnership by its partners. The following table summarizes the details of such open market purchases:


                           DATE                   NO. OF SHARES  PRICE PER SHARE            TOTAL PRICE
                           ----                ----------------- ---------------            -------------

                           9/13/99                       31,500  $1.187500                    $38,197.75
                           9/16/99                       25,000  $1.187500                    $30,316.50
                           9/21/99                       58,500  $1.125000                    $67,279.00
                           9/22/99                      163,300  $1.176710                   $196,243.24
                           9/23/99                      256,300  $1.171332                   $306,623.89
                           9/24/99                       42,900  $1.125000                    $49,339.00
                           9/27/99                      105,100  $1.115490                   $119,869.50
                           9/28/99                       80,800  $1.120514                    $92,561.53
                           9/29/99                       31,200  $1.120600                    $35,746.72
                           9/30/99                      166,300  $1.180134                   $200,417.78
                           10/1/99                       35,700  $1.187500                    $43,290.25
                           10/4/99                       50,000  $1.187500                    $60,629.00
                           10/5/99                      461,900  $1.157299                   $546,107.91
                           10/6/99                      306,500  $1.200993                   $368,104.37
                           10/7/99                       53,600  $1.138298                    $61,012.75
                           10/8/99                      128,400  $1.087531                   $139,639.00
                           10/11/99                     166,400  $1.040464                   $173,133.21
                           10/13/99                      50,500  $1.024479                    $51,736.20
                           10/14/99                     199,500  $1.073860                   $185,778.40
                           10/15/99                      91,300  $0.837544                    $76,467.75
                           10/18/99                       8,700  $0.837960                     $7,290.25
                           10/22/99                      19,700  $0.775200                    $15,271.50
                           10/28/99                      80,300  $0.775100                    $62,236.50

                                 (Page 4 of 5)

                           10/29/99                     100,000  $0.712540                    $71,254.00
                           12/03/99                      45,000  $0.200009                     $9,004.00
                           12/06/99                     100,000  $0.163290                    $16,329.00
                           12/07/99                     225,000  $0.155318                    $34,329.50
                           12/08/99                      80,000  $0.163050                    $13,044.00
                           12/09/99                     150,000  $0.163027                    $24,454.00
                           12/10/99                     310,000  $0.163013                    $50,534.00
                           12/13/99                     130,000  $0.164031                    $21,324.00
                           12/15/99                     220,000  $0.171000                    $37,620.00
                           12/20/99                     295,500  $0.177014                    $52,307.50
                           12/21/99                     569,555  $0.165570                    $94,301.23
                           12/22/99                     520,000  $0.158008                    $82,164.00
                           12/23/99                     657,000  $0.159236                   $104,618.11
                           12/27/99                   1,425,000  $0.157512                   $224,454.33
                           12/28/99                     345,000  $0.154842                    $53,420.35
                           12/29/99                     245,000  $0.165956                    $40,659.30
                           12/30/99                     105,000  $0.177328                    $18,619.45
                           12/31/99                     260,000  $0.193135                    $50,215.20
                           1/3/99                        40,000  $0.195100                     $7,804.00
                           1/4/99                        25,000  $0.195160                     $4,879.00
                                                ----------------                        -------------------
                                                      8,460,455                            $3,938,626.97
                                                ================                        ===================


                           (d)      Not applicable.

                           (e)      Not applicable.



                                    SIGNATURE

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: January 6, 1999


                                         LDN STUYVIE PARTNERSHIP

                                         By:/s/ Stuyvesamt Pierrepont Comfort
                                         ------------------------------------
                                         BY:     Stuyvesant Pierrepont Comfort
                                         Title:   General Partner



                                         /s/ Stuyvesant Pierrepont Comfort
                                         ------------------------------------
                                         STUYVESANT PIERREPONT COMFORT


                                 (Page 5 of 5)